Celebrate with Sarah Hospitality

"A white-glove hospitality experience in Nashville when you want more than just a vacation rental."

  CELEBRATEWITHSARAH.COM   THOUSAND OAKS

infrastructure   entertainment   retail   hospitality
female founder



We are expanding the Celebrate With Sarah brand to create joyful experiences much larger than a dessert table. Celebrate With Sarah Hospitality plans to offer the same high-end hospitality through lodging and experiences in Nashville. This new bigger brand also shares the most important facet of our mission, to be socially conscious and give back.

Sarah Buxbaum Founder & CEO @ Celebrate with Sarah Hospitality

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Why you may want to support us…

1   Founder launched Celebrate With Sarah Desserts business with $6 and has created over 6 figures worth of dessert and event orders in 3 years.

2   Accommodation demand in Nashville has grown faster than any other Top 30 U.S. city over the past five years.

3   Nashville has been named the "bachelorette capital of the world" by The New York Times, CNN Travel, and Buzzfeed.

4   Founder has 15 years of high-end hospitality and customer service experience including Food and Beverage Manager at two international hotels.

5   The "Celebrate With Sarah" brand is associated with high profile events including Kiss FM's Wango Tango with the Backstreet Boys, and more.

6   2018 Emerging Leader National Finalist for eWomen Network, the largest national women's networking group.

7   A portion of all profits will be donated to The Sarah Annelise Foundation to implement projects for children globally.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS


Sarah Buxbaum
Founder & CEO
Launched Celebrate With Sarah Desserts business with $6 and has created over 6 figures worth of dessert and event orders. Now expanding into the Hospitality Industry to create experiences beyond dessert tables.



Brett E Heeger
Business Attorney
Experienced business and securities attorney with a passion for social enterprise, Partner at Gartenberg Gelfand Hayton LLP, and a SELC Fellow.


In the news

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CLOSE When it takes place Nov. 10 in Camarillo, The Star's Wine & Food







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September 27, 2018 @ vcstar.com

Women's business group honors Buxbaum | The Acorn

Sarah Buxbaum, owner of Custom Cupcakes by Sarah, was honored by eWomenNetwork, Calabasas chapter as the Emerging Leader Nominee for 2018. She will attend the 2018 Rise Conference in Dallas from July 12
July 5, 2018 @ theacorn.com

MORE THAN JUST YOUR AVERAGE VACATION RENTAL

Celebrate With Sarah, through our new company CWS Hospitality, LLC, is raising capital to create its first charming and elegant house for the ultimate girls' trip to Nashville.

Celebrate
WITH SARAH

Guests will indulge in Celebrate With Sarah's top notch hospitality experience including fresh flowers in every room, chilled champagne ready for toasting in fluted glasses, and our signature Celebration Box packed with fun and luxurious items to enjoy during their stay. With its LA Chic meets Southern Charm decor, guests will be surrounded by comfort and elegance in everything from the highest quality bedding, towels, and toiletries to romantic decor of soft pinks and whites with crystal chandeliers and the softest cozy throw blankets.

Guests from near and far will enjoy a Welcome Book with thoughtful and trendy recommendations to make the most of their stay. From not-to-be-missed restaurants and shopping recommendations to guides to the best spas and places to enjoy music, no detail will be spared. There will, of course, be several "insta-worthy" photo ops to preserve memories of your stay as well to share the fun with friends and family on social media.

And for those who prefer a truly curated experience, our Platinum Package will include an experience custom-tailored for you and your guests with Sarah as your Nashville guide.

THE "CELEBRATE WITH SARAH" BRAND

The Celebrate with Sarah brand was inspired by the joyful feeling you get with dessert in one hand and a glass of pink champagne in the other.

Celebrate
WITH SARAH

Celebrate With Sarah began as a dessert business to fill an immediate need to make money. A partnership in a previous business dissolved and left me in a very unfortunate situation financially, emotionally, and physically. I operated under a different name and two years later rebranded to expand my vision of encompassing all things "celebration." I realized that with my background in the hospitality industry, my passion wasn't about creating the actual cupcakes, but instead, the feeling people get from eating them and admiring their dessert table that was crafted with the highest attention to detail and charm.

WHY NASHVILLE?

Music was my real first love in Nashville. I love the people and the energy you feel walking

down the streets of Broadway with artist after artist trying to make a name for themselves. You don't go to too many places jam packed with such talent. I also fell in love with the charm of Nashville. Fun people who love country music and eating great food?! What's not to like!

Then my business brain turned on. There are more groups of women here celebrating parties than I'd ever seen anywhere else. I wanted to make their Nashville experience better, and I knew based on my experience there and my experience in hospitality and events, that I could. But it wasn't going to be through dessert catering. After many months of research and creative planning, here we are getting ready to launch a full Celebration House for girls' trips!





HOW WE GIVE BACK

Our mission, above and beyond creating this quaint experience for a getaway to Nashville, is to help pass on that feeling to those who may never get to experience anything even close to a white glove hospitality experience through our support of The Sarah Annelise Foundation.



For as long as I can remember, I envisioned creating a company that had a socially conscious core. What's the point of making money if you aren't doing something good with it? When I thought about expanding my brand, I knew this piece of my heart had to be involved on a scale that could make a difference. A portion of all profits from CWS Hospitality will be going towards The Sarah Annelise Foundation, an organization I created several years ago to develop and implement projects locally and around the world to serve the growth and education of children with the bare essentials needed to thrive. Past projects include 10 different projects throughout South Africa, Zambia and Botswana over two different trips.

I truly believe that sometimes the best things can come from the worst if you work hard enough, and I am passionate about celebrating both the losses and the victories. I hope to continue to share my entrepreneurial and personal story to prove that even when 5 things go wrong, 10 can go right, and a few other things will come up that weren't even on the radar. In my wildest dreams, I never would have imagined I would be working on a project like this.

WHAT OTHERS HAVE TO SAY ABOUT SARAH

"My family and I met Sarah three years ago. During the time we have known her, I have become deeply impressed with both her and her business. She is constantly striving to perfect her craft and grow her business, she visibly supports other local business owners, and she finds time to support the community and participate in charitable endeavors. She has a meticulous attention to detail; however, her success is ultimately linked to how deeply she cares for her customers. It is this connection to people that will continue to lead to Sarah's success."

Annalisa Pizzarello, *Chief Transformation Officer at Amgen*

"Sarah's work ethic is untouchable. I've never seen someone hustle so hard, or work towards achieving their goals more than Sarah. Her kindness radiates to those around her and inspires others to do good in this world and work towards their goals in a way that would make Sarah proud. I have no doubt Sarah will continue to do amazing things with her life. Taking chances is scary but Sarah is always ready to take the plunge into greatness.
Hunter King, *Actor - The Young and the Restless (Summer Newman), Life in Pieces*



"I cannot say enough great things about Sarah! She is the easiest to do business with and executes at the highest level. I am happy to recommend her to anyone for any event. Her creativity knows no bounds! Kudos Sarah!"
Jeffrey Dyson, *Managing Partner at New York Life*

"Sarah and "Celebrate with Sarah" are extraordinary! Her quality is premium in every aspect of her products and service as well as her attention to detail. Sarah is wise beyond her years and brings *creative elegance* to everything she touches. She listens well and over delivers beyond expectation. Sarah is smart and has that "IT FACTOR" going on as a genuinely compassionate and inspiring human being."

Patti Smith, *CEO and Founder of Patti Smith Coaching, and Member of Leadership Team for eWomen Network*

NASHVILLE BY THE NUMBERS

According to Mashvisor Reports for 2019:

- Investor demand in Nashville was ranked 4.51/5, which is among the highest in the country according to the Emerging Trends in Real Estate 2019.

- Nashville has become to bachelorette parties what Las Vegas is to bachelor parties, and as a result, Nashville's short-term rental market has taken off.

- These events draw thousands every year, and the success is reflected in the Airbnb Nashville statistics. The Tennessee real estate market is among the top-performing markets in the country. Profitability and affordability are the key highlights. GQ magazine dubbed the city "Nowville." It's a fast-growing metropolitan area with a population of more than 1.6 million people.

- In 2018, Nashville vacation rental investments scored a high occupancy rate, 61%. Nashville is also one of the most profitable cities with regards to vacation rentals with the top 90th percentile generating annual revenue of $67,543, the top 75th percentile – $42,618 and the median – $30,013.

According to Realtor.com as of April 2019 for Nashville:

Median list price: $385,000

Average daily rate: $247

Occupancy rate: 74%

Active rentals: 6,965





Nashville Vacation Rental Market Report
15.2 MILLION Visitors
$6.5 BILLION in Tourism Generated Revenue

In June 2019, RedAwning.com, the world's largest network of vacation properties released an in-depth Market Report exploring alternative accommodation trends in Nashville. The report highlights the significant market and revenue growth in accommodation in Nashville's Central Business District (CBD) between 2013 and 2018, and the synchronous surge of corporate migration to the area.

According to the RedAwning.com report:

- "Over the past five years, **accommodation demand in Nashville has grown faster than any other Top 30 U.S. city,** despite the state's spiritless attempts to tighten up city vacation rental ordinances. Demand for vacation rentals, corporate housing, and furnished aparthotels is gaining traction on that of hotels and has begun significantly impacting the hotel industry with 7.5k active vacation rental units currently being listed on the major OTAs."

- "In 2013, **Nashville's central business district (CBD) sold 2.1M nights. By 2018, demand had swelled to 3.2M nights, growing 55% over the five-year period -** a huge demand for vacation rentals, corporate housing and furnished apartments making significant headway on that of the traditional hotel sector."

- "Major corporations including Amazon have announced plans to open corporate offices in Nashville's Business District which will be huge for the tourism market in Nashville," said RedAwning's VP of Market Development, Johnathan Robinson. "This is an exciting time for Nashville Property Managers looking to increase their market share."

Provided by: https://www.redawninggroup.com/vacation-rental-market-reports/nashville-vacation-rental-report/

Investor Q&A

What does your company do? ⌄

– COLLAPSE ALL

The CWS Hospitality experience in Nashville provides fun and elegant accommodations with white-glove hospitality for travelers looking for a unique venue to celebrate events such as bachelorette parties and milestone birthdays. Bringing a little taste of Los Angeles to the South, guests will be able to indulge in sugar and sparkle, champagne, and a sweet escape while giving back to the world. An ideal spot for travelers looking for more than a traditional hotel or vacation rental in Nashville.

Where will your company be in 5 years? ⌄

We would love to have multiple Celebrate With Sarah Hospitality locations throughout Nashville and in other growing cities both from a real estate standpoint as well as high traffic areas for celebrations.

Why did you choose this idea? ⌄

We are expanding the Celebrate With Sarah brand to create joyful experiences much larger than a dessert table. Celebrate With Sarah Hospitality plans to offer the same high-end hospitality through lodging and experiences in Nashville. This new bigger brand also shares the most important facet of our mission, to be socially conscious and give back.

What's the Celebrate With Sarah experience? ⌄

We are taking what is already a fun weekend with your girlfriends and focusing on the small details that will make a stay in Nashville more memorable. With 90% of Celebrate with Sarah's current clientele being women, Sarah has perfected the importance of the little details that make every client feel extra special. From fresh flowers upon arrival, to welcome boxes for each guest, luxurious amenities and a portion of profits going back into communities who need a helping hand, Celebrate with Sarah Hospitality is more than just a vacation rental.

Who are your competitors? How are you different? ⌄

Our competitors are other luxury vacation rentals. We are different because we've built a brand, Celebrate With Sarah, that exemplifies custom experiences, especially focused on women and what they are looking for in a celebration.

Why Nashville? (How big is the market?) ⌄

Over the past five years, accommodation demand in Nashville has grown faster than any other Top 30 U.S. city. Nashville has been named the "bachelorette capital of the world" by The New York Times, CNN Travel, Buzzfeed, and more.

How will you acquire customers? ⌄

We have a property management company who will handle listing the house on several platforms, in addition to direct traffic through www.celebratewithsarah.com and social media platforms.

What do you understand about your business that others don't get? ⌄

The importance of hospitality and attention to detail. When people book a place to stay, they want more than a place to drop their bags. They want a memorable experience, and that is what my entire company has focused on since day one, whether through a dessert table or a vacation rental.

What is the Sarah Annelise Foundation? ⌄

The Sarah Annelise Foundation is an organization Sarah developed several years ago after she fell in love with the culture and hospitality of South Africa. We create and implement projects both locally and around the world that focus on promoting the growth and education of children to help them live a healthy, prosperous life.

What are you doing with the funds raised? ⌄

The first $60,000 will go towards the down payment for acquisition of a property in Nashville. The remainder of the property purchase price will be financed through a mortgage loan, secured by the property itself. The remaining $47,000 we intend to raise will go towards furnishing the house, creating our signature experience through branding and decoration, photography and marketing, permitting and listing set up expenses, stocking supplies, and paying the Wefunder fee.

